Press Release

STRONG FINANCIAL PERFORMANCE AND EXCEPTIONAL DRILLING RESULT IN A SUCCESSFUL FIRST QUARTER

CALGARY, ALBERTA – JUNE 14, 2011: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) is pleased to announce the financial and operating results of the first quarter ended March 31, 2011. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca . All figures reported herein are in Canadian dollars unless otherwise stated.

UPSTREAM HIGHLIGHTS:

  Upstream operations contributed $117.0 million of cash flow, with production volumes that averaged 53,331 boe/d in the first quarter an increase of 6% over the first quarter last year;

  Upstream capital spending in the first quarter increased to $237.6 million, from $113.5 million in the same quarter in the previous year, resulting in an active drilling program in which 115 gross wells were drilled, primarily in the Hay River area and Red Earth Slave Point resource play;

  Closed the acquisition of assets from Hunt Oil Company of Canada, Inc. (“Hunt”) for $505.4 million in cash;

  Advanced on the BlackGold oil sands project with the drilling of 12 observation wells;

  Increased Upstream capital budget by $116 million to follow up on successful exploratory and development work.

DOWNSTREAM HIGHLIGHTS:

  Refinery throughput in the first quarter increased to an average of 97,438 bbl/d from 41,016 bbl/d in the same quarter in the previous year;

  First quarter refining margins of US$10.96/bbl exceeded the last years first quarter;

  Capital expenditures for our Downstream operations totaled $35.9 million of which $14.6 million was to advance debottlenecking projects.

CORPORATE HIGHLIGHTS:

  Cash flows from operating activities in the first quarter amounted to $146.8 million, which represented a 88% increase from the same quarter in the previous year;

  Subsequent to the end of the quarter we renewed the revolving $500 million covenant based credit facility. As of March 31, 2011 Harvest was drawn $29.6 million on its bank line;

  Harvest received a capital injection of $505.4 million from Korea National Oil Company (“KNOC”) to fund the acquisition of the Hunt assets;

  Harvest additionally hedged 8,200 bbl/d for WTI resulting in a total of 16,400 bbl/d at an average price of US$93.54/bbl for the remainder of 2011 and 4,200 bbl/d for WTI in 2012 at $111.37/bbl.

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FINANCIAL & OPERATING HIGHLIGHTS:

The table below is a summary of our financial and operating results for three months ended March 31, 2011.

	Three Months Ended March 31
	2011	2010	Change
FINANCIAL
Revenues(1)	$1,218,702	$569,480	114%
Cash from operating activities	146,828	78,107	88%
Net income (loss)	37,961	(19,952)	290%

Bank debt	29,660	187,884	(84%	)
Senior notes	470,676	214,894	119%
Convertible debentures	744,490	771,597	(4%	)
Total financial debt	1,244,826	1,174,375	6%

Total assets	$6,041,118	$4,757,865	27%

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	53,331	50,178	6%
Average realized price
Oil and NGLs ($/bbl)(2)	73.75	71.12	4%
Gas ($/mcf)	3.83	5.13	(25%	)
Operating netback ($/boe)(2)	33.67	36.20	(7%	)

Capital asset additions (excluding acquisitions)	$237,649	$113,526	109%
Property and business acquisitions (dispositions), net	$515,496	$30,938	1568%
Abandonment and reclamation expenditures	$1,967	$5,650	(65%	)
Net wells drilled	104.9	65.9	59%
Net undeveloped land acquired in business combination (acres)(3)	223,405	-	100%
Net undeveloped land additions (acres)	53,480	22,387	139%

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	97,438	41,016	138%
Average Refining Margin (US$/bbl)	10.96	-	100%

Capital asset additions	35,879	8,683	313%

(1)	Revenues are net of royalties and the effective portion of Harvest’s crude oil hedges.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Excludes carried interest lands acquired in business combination.

PRESIDENTS MESSAGE: Q1 2011

The first quarter of 2011 was a very successful period for Harvest as our focus as a growth–oriented oil and gas company has allowed an active and ultimately very successful drilling program. The accelerated development of the unexploited potential of our asset base, the step-outs into new areas and the accumulation of assets with future development opportunity combine to create an exciting future for Harvest.

Harvest realized a strong financial performance from all parts of our business in the first quarter. Cash from operating activities was $146.8 million in the first quarter of 2011, representing an 88% increase over the same period last year. The oil-weighted nature of our Upstream business provided for strong cash flow performance from our Upstream business. In the Downstream, margins were substantially improved on a year-over-year basis and with much stronger operational performance it made a considerable contribution to cash flow as well.

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Our capital spending in the first quarter was concentrated on development opportunities in our oil-weighted asset base. In addition, we closed the previously announced acquisition of assets from Hunt and we advanced on high-return projects in the Downstream business.

Harvest maintained its strong and improving financial position in the first quarter. Strong cash flows from both the Upstream and Downstream businesses and a capital injection from KNOC allowed us to maintain drawings on our credit facility at a modest level. Subsequently to the end of the quarter we successfully negotiated a 2-year extension to this facility while reducing the rate.

UPSTREAM OPERATIONS

Upstream production volumes in the first quarter of 2011 averaged 53,331 boe/d; a 6% increase over the same period last year, reflecting production from our recently acquired assets and our active and successful drilling program. Year-over-year, Harvest's production mix remains relatively unchanged with 48% weighted to light and medium crude, 17% weighted to heavy crude, 6% weighted to natural gas liquids and the remaining 29% weighted to natural gas.

Harvest's commitment to growth resulted in an initial 2011 capital budget (excluding BlackGold) of $450 million of which $237.6 million was spent in the first quarter of this year; an increase of 109% over the same period last year. Of the $237.6 million, $137.6 million or 58% was spent on drilling and completion activities. During the quarter Harvest drilled 115 gross wells with a 98% success rate.

We were very successful and pleased with our ongoing development of unconventional and conventional reservoirs. The availability of capital to develop these assets provided for volume growth opportunity and high returns on our investments. In our Hay River area, 38 gross wells were drilled in the pursuit of medium gravity oil. We were also active in the Red Earth area where we drilled 23 gross wells including 15 horizontal wells into the Slave Point light oil formation using multistage fractured completions. At Kindersley, Harvest drilled 7 gross horizontal wells into the Viking light oil formation all completed using multistage fracture technology.

While continuing development of these and other areas, we also continue to step-out from existing reservoirs into new parts of the basin that provide for attractive growth opportunity using our technologies. At Rimbey/Markerville in West Central Alberta, Harvest drilled 9 gross wells including a follow-up Ellerslie light oil well that tested at over 600 boe/d. We also drilled a successful Montney exploration oil well and are in the process of evaluating the productivity and areal extent of this pool.

During the first quarter of 2011 Harvest successfully closed the acquisition of producing and undeveloped assets from Hunt. The acquisition closed in late February of 2011. Current production from the assets exceeds 11,000 boe/d. The assets also have a number of attractive drilling prospects including wells that have now been drilled and tested at rates up to 15 mmscf/d and 600 boe/d liquids gross and lands in excess of 370,000 net acres which are undeveloped and carried interest lands that are complementary to existing Harvest land positions. Included among the undeveloped lands is approximately 35,000 acres in the Horn River that Harvest will pursue development of in the years ahead as natural gas prices recover. With an effective date on the acquisition of October 1, 2010, total cost at closing was $505.4 million which was funded by a capital injection from KNOC. Based on success in our exploration and development projects, we are pleased to announce an increase in the Upstream capital budget of $116 million (excluding BlackGold) to drill an additional 56 wells exploiting some of the oil and liquids rich natural gas opportunities identified through our successful first quarter drilling program. Harvest's BlackGold oil sands project continues to advance on phase 1 of the project with the drilling of 12 observation wells. Throughout the first quarter of 2011, Harvest has been working on detail engineering and early stage construction of the Steam Assisted Gravity Drainage (SAGD) facility. Total capital spending in the quarter was $22.7 million. Phase 1 of the project is targeted to produce 10,000 bbl/d upon completion with first production in 2013. Approval for phase 2 of the project is expected in 2012 and is projected to increase production to 30,000 bbl/d.

With the closing of the acquisition in February and the tie-in of some of the wells drilled in the first quarter, Harvest hit a new record daily production of over 65,000 boe/d in April and was on target to exceed guidance. Unfortunately the line break experienced by the non-operated Rainbow Pipeline in late April and the devastating forest fires experienced in northern Alberta this spring has led to some shut-ins during May and June 2011. We

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are moving as much production as possible and did not experience any significant direct damage to our facilities but are expecting production to be reduced until the Rainbow Pipeline is restarted and electric power damage from the forest fires that affects our operations is restored. At his point however, we do not expect any material impact to our 2011 production guidance of 60,000 boe/d.

DOWNSTREAM OPERATIONS

Downstream refining and marketing business reported substantially stronger results in the first quarter of 2011 than the same quarter in the previous year. Throughput at the facility averaged 97,438 bbl/d which was a significant improvement from 41,016 bbl/d in the first quarter of 2010. First quarter 2010 throughput rates were impacted by a ten-week unplanned shutdown whereas first quarter 2011 rates are reflective of more normal operations.

Harvest's average refining margin of US$10.96/bbl was significantly higher than the first quarter of 2010. The increase in the refinery margin for the three months ended March 31, 2011 as compared to the first quarter of 2010 reflects a significantly stronger global refinery margin, partially offset by the increase in sour crude premium and the impact of the ten week unplanned shutdown the process units in the first quarter of 2010. Improvement in the global economy including the ongoing increase in use of refined products combined with the shutdown of inefficient refining capacity by others resulted in margins increasing from very low levels in 2010 to substantially better levels in 2011.

Capital continues to focus on the debottlenecking project which is a suite of 23 individual projects geared toward the integrated expansion and enhancement of several existing process units; it involves both low cost and simple debottlenecking of existing process units to capture additional capacities by 13%, enhance distillate yields by 9%, and improve energy efficiency of the refinery by 17%. Capital expenditures in the first quarter for our Downstream operations totaled $35.9 million of which $14.6 million was to advance on debottlenecking projects.

CORPORATE UPDATE

Subsequent to the first quarter of 2011, Harvest successfully renewed and extended the $500 million credit facility to April 30, 2015. The benefit to Harvest will be reduced borrowing costs and extension of the maturity date to fund company operations.

As previously mentioned, KNOC injected $505.4 million of additional capital into Harvest in exchange for equity to fund the acquisition completed in the first quarter.

Harvest continues to utilize price risk management to reduce volatility in our cash flow. We now have in place 16,400 bbl/d of risk management hedges for WTI for the remainder of 2011 at an average price of US$93.54/bbl and 4,200 bbl/d for WTI in 2012 at $111.37/bbl.

The financial statements for the first quarter of 2011 are the first statements prepared in accordance with International Financial Reporting Standards (IFRS) for Harvest. To conform to IFRS presentation, the 2010 comparative periods have been restated and reconciliations from IFRS are shown in the notes to the financial statements.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

In closing, we thank all of our stakeholders for your support of and interest in Harvest.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our first quarter 2011 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on June 20, 2011. Callers may dial 1- 866-226-1792 (international callers or Toronto local dial 416-340-2216) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering passcode 5354725.

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CORPORATE PROFILE

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (“KNOC”), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca